FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 30, 2015

TRANSLATION

Autonomous City of Buenos Aires, April 30, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: General Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. on 4/30/2015- Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

In that connection, I hereby inform you that on April 30, having complied with all of the applicable legal requirements, the General Ordinary and Extraordinary Shareholders Meeting of YPF S.A., called at 11:00 AM at the corporate headquarters, was held, with 95.64% of YPF S.A.’s outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration of each of the matters on the agenda that were discussed, which resolutions were approved without taking voluntary abstentions into consideration.

1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Shareholders’ meeting resolved by a majority of computable votes to designate the representatives of Fondo de Garantía de Sustentabilidad del Régimen Previsional Público de Reparto -ANSES- Ley 26,425 and the National Government - Ministry of Economy and Public Finance for Class “A” to sign the minutes.

2. Consideration of the Board of Directors' resolution regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares held by the Company in accordance with Section 64 et seq. of Law No. 26,831. Exemption from the preemptive offer of shares to shareholders pursuant to Section 67 of Law No. 26,831.

The Shareholders’ meeting resolved by a majority of computable votes to authorize the delivery to the Company’s employee beneficiaries of the long-term share compensation plan of the Company’s shares acquired for this purpose, approved by the Board of Directors, waiving the preemptive rights of the shareholders with respect to the transfer of title of such shares, as authorized by Section 67 of Law No. 26,831.

3. Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to the Fiscal Year No. 38 begun on January 1, 2014 and ended on December 31, 2014.

The Shareholders’ meeting resolved by a majority of computable votes to approve the documentation under consideration without modifications.

4.  Use of profits accumulated as of December 31, 2014. Constitution of reserves. Declaration of dividends.

TRANSLATION

The Shareholders’ meeting resolved by a majority of computable votes to: 1) take note of the information provided by the Board of Directors, which approved on June 11, 2014 the payment of a cash dividend in the amount of Ps.1.18 per share without distinction between classes of shares, in accordance with the granted authorization and with the reserve established by the shareholders’ meeting on April 30, 2014, having made such dividend available to all shareholders on July 10, 2014; and 2) use profits accumulated as of December 31, 2014 to: a) allocate the amount of Ps.120 million to establish a reserve for purchasing YPF shares, as described in section "Bonus and Incentive Plan" of the annual report of the Company’s financial statements for the year ended December 31, 2014, in order to grant to the Board of Directors the possibility to acquire YPF shares at any time as it considers appropriate, and to comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future; b) allocate the amount of Ps.8,410 million to establish a reserve for investments in accordance with the  Article 70, paragraph 3 of Corporations Law No. 19,550 (1984) as amended; and c) allocate the amount of Ps.503 million to a reserve for the payments of dividends, authorizing the Board of Directors to determine the time for their distribution in a period not to exceed the end of the present fiscal year.

5.  Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2014.

The Shareholders’ meeting resolved by a majority of computable votes to allocate to Deloitte & Co. S.A., for its services as external accounting auditor in connection with the audit of the annual accounting documentation as of December 31, 2014, a remuneration in the amount of Ps.9,378,467.00.

6.  Appointment of the Independent Auditor who shall report on the annual financial statements as of December 31, 2015 and determination of its remuneration.

The Shareholders’ meeting resolved by a majority of computable votes to appoint Deloitte & Co. S.A. as external accounting auditor for the audit of the annual accounting documentation as of December 31, 2015 and that their remuneration will be set in the Shareholders’ Meeting that reviews the annual accounting documentation corresponding to fiscal year 2015, noting on record that Messrs. Guillermo Daniel Cohen and Fernando Gabriel del Pozo have each been individually designated as certifying accountants for Deloitte & Co. S.A.

  7.  Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended on December 31, 2014.

The Shareholders’ Meeting resolved by a majority of computable votes to approve the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2014.

 8. Remuneration of the Board of Directors for the fiscal year ended on December 31, 2014.

The Shareholders’ Meeting resolved by a majority of computable votes to approve the amount of Ps.119,164,631 as total remuneration for the Board of Directors for the period ended December 31, 2014.

9. Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2014.

The Shareholders’ Meeting resolved by a majority of computable votes to approve the amount of Ps.2,160,000 as total remuneration for the Supervisory Committee for the period ended December 31, 2014.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

It was approved by a majority of computable votes to fix at three (3) the number of regular members and at three (3) the number of alternate members of the Supervisory Committee of the Company.

 11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

TRANSLATION

The National Government - Ministry of Economy and Public Finance designated, at a Special Class A Shareholder’s Meeting, Gustavo Adolfo Mazzoni and Raquel Inés Orozco, as regular and alternate members of the Supervisory Committee, respectively, both for one fiscal year statutory period.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

It was approved by a majority of computable votes of Class D shares to designate María de las Mercedes Archimbal and Enrique Alfredo Fila as regular members of the Supervisory Committee and Guillermo Cadirola and Cecilia Leonor Carabelli as alternate members of the Supervisory Committee.

13. Determination of the number of regular and alternate members of the Board of Directors.

It was approved by a majority of computable votes to set the number of members of the Board of Directors at eighteen (18) and the number of alternate members at twelve (12).

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The National Government - Ministry of Economy and Public Finance designated, at a Special Class A Shareholders’ Meeting, Axel Kicillof as regular Director and Emmanuel Antonio Alvarez Agis as alternate Director, both with a tenure of one fiscal year.

15. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

It was approved by a majority of computable votes of Class D shares: (i) to designate as regular Directors for Class D shares Miguel Matías Galuccio, Jorge Marcelo Soloaga, Gustavo Alejandro Nagel, Jorge Manuel Gil, Ignacio Perincioli, Omar Chafí Félix, Andrea Mariana Confini, Héctor Walter Valle, Rodrigo Cuesta, José Iván Brizuela, Sebastián Uchitel, Nicolás Marcelo Arceo, Fernando Raúl Dasso, Daniel Cristian González Casartelli, Patricia María Charvay, Carlos Alberto Alfonsi and Juan Franco Donnini, each with a tenure of one fiscal year, and (ii) to designate as alternate Directors for Class D Sergio Pablo Antonio Affronti, Omar Gutiérrez, Oscar Alfredo Cretini, Edgardo Raúl Valfre, Francisco Ernesto García Ibáñez, Guillermo Horacio Aramburu, Mariana Laura González, Fernando Pablo Giliberti, Jesús Guillermo Grande, Juan Rafael Stinco and Rodolfo Nicolás Patricio Diana, each with a tenure of one fiscal year.

 16. Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year begun on January 1, 2015.

It was approved by a majority of computable votes to authorize the Board of Directors to make payments on account of fees for the 2015 fiscal year, up to Ps.146,200,000; having delegated to the Board of Directors the distribution of the proposed amount as a prepayment, in accordance with the provisions of the By-laws and the rules of such body.

17. Consideration of the granting of indemnities in favor of directors, members of the Supervisory Committee and/or employees.

The Shareholders’ meeting resolved by a majority of computable votes the granting of indemnities in favor of Directors, members of the Supervisory Committee and/or employees, and to authorize the Board of Directors to: (i) implement the indemnification policy in accordance with the detailed guidelines, (ii) determine other conditions for the implementation of the policy that may be necessary; and (iii) grant and execute the respective letters of indemnity in favor of the beneficiaries.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 6, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer